

Mail Stop 3720

October 3, 2007

Richard A. Sajac
Chief Executive Officer
Tactical Solution Partners, Inc.
2408 Peppermill Drive, Suite 1
Glen Burnie, MD 21061

> **RE: Tactical Solution Partners, Inc.
> Amendment No. 1 to Form 10-SB
> Filed September 21, 2007
> File No. 0-52719**

Dear Mr. Sajac:

We have reviewed your amended filing and have the following comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your response letter, please ensure that the company includes a statement acknowledging that

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    · staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Part I

Item 2. Management's Discussion and Analysis…, page 18

Securities Purchase Agreement and Warrants, page 26

2.   Please identify the stockholder referenced in this disclosure. Disclose more
        specifically why you entered into the stock purchase agreement giving the
        stockholder the right to purchase 1.5 million shares at $0.067 per share over two
        years, granted warrants to purchase one million shares exercisable at $0.25 per
        share, and entered into a registration rights agreement with this stockholder.
        Explain why you entered into this "accommodation" as a result of the stockholder
        agreeing to sell his shares to other investors.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 31

3.   You disclose on page 38 in the description of your securities that you have a
        classified board of directors. Please identify the directors serving in each class
        and the term of each class.

Item 6. Executive Compensation, page 35

4.   Item 402(a)(2)(i) of Regulation S-B states that a company must provide Item 402
        disclosure for all individuals serving as principal executive officer or acting in a
        similar capacity during the last completed fiscal year. Please provide Regulation
        S-B Item 402 disclosure for the person who served as your president and chief
        executive officer in 2006 prior to Mr. Sajac's becoming your chief executive
        officer.

5.   You disclose on page 22 that, effective August 31, 2006, your board of directors
        accelerated the vesting of restricted shares to your former president and chief
        executive officer and two officers and that a total of 750,000 of these restricted
        shares were then transferred to two other officers, directors and principal
        stockholders as compensation for guaranteeing your accounts receivable financing
        facility. In your response letter, tell us how you reflected this compensation in
        your executive compensation tables. Provide narrative disclosure to the tables
        that explains these transactions and resulting compensation.

6.   For restricted stock and options awards reported in the summary compensation
        table, disclose assumptions made in the valuation by reference to a discussion of
        those assumptions in your financial statements, footnotes to the financial
        statements, or your discussion in the management's discussion and analysis. See
        the Instructions to Item 402(b)(2)(v) and (vi).

Narrative Disclosure to Director Compensation Table

7.   Please provide a discussion of your standard director compensation arrangements. For example, it appears that you only provide director compensation to your non-employee director. See Item 402(f)(3) of Regulation S-B.

Item 7. Certain Relationships and Related Transactions, page 37

8.   Please identify the officers who provided personal guarantees for the loan from American Bank.

9.   Please explain why you agreed to distribute to Messrs. Brechin and Rutherford cash equal to your retained earnings at the time of your reverse merger when you apparently needed the cash to fund your working capital requirements.

Item 8. Description of Securities, page 37

10.   Please describe the material terms of your outstanding warrants.

11.   Please describe any registration rights agreements.

Part II

Item 4. Recent Sales of Unregistered Securities, page 42

12.   You disclose that, in February and April 2006, you issued 200,000 shares "in connection with a placement agency agreement." Identify the placement agent and disclose the placement agent's compensation. Also disclose the amount paid for the shares.

13.   You disclose that you issued 600,000 shares to employees as compensation in October 2006. Disclose the value of the shares issued and the number of employees to whom you issued the shares.

14.   You disclose that you issued two million shares to two consulting firms in December 2006. Please identify the consulting firms and disclose the amount of shares granted to each firm. Also identify the consulting firm to whom you issued two million shares in May 2007.

15.   You disclose that you issued warrants and common stock to accredited investors in March, April and June 2007. Disclose the number of private investors to whom you sold the securities. If the offering was for units, disclose the composition of the units and the price paid per unit. Identify the selling agent.

16. Please provide Regulation S-B Item 701 disclosure for your warrant issuances on December 8 and December 18, 2006. We refer to your disclosure on pages F-21 and F-22 in the note 13 to your financial statements.

Exhibits

17. Please file the entirety of the agreement(s) governing Pelican Mobile Computer's selling arrangement with Panasonic Personal Computer Company, or alternatively, confirm that there are no other written agreements between Pelican Mobile and Panasonic Personal Computer that govern Pelican's sale of Panasonic products.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief